Exhibit 12

MAGELLAN MIDSTREAM PARTNERS, L.P.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	2003	2004	2005	2006	2007
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*	$88,169	$108,601	$156,379	$189,404	$240,331
Fixed charges	39,779	41,657	56,656	60,599	59,714
Amortization of capitalized interest	462	463	465	475	533
Distributed income of equity investees	—	—	3,300	4,125	3,800
Interest capitalized	(102)	(426)	(817)	(2,371)	(4,452)

Total earnings	$128,308	$150,295	$215,983	$252,232	$299,926

FIXED CHARGES:
Interest expense	$36,597	$37,893	$52,554	$55,107	$52,812
Interest capitalized	102	426	817	2,371	4,452
Debt expense amortization	2,830	3,056	2,871	2,681	2,144
Rent expense representative of interest factor	250	282	414	440	306

Total fixed charges	$39,779	$41,657	$56,656	$60,599	$59,714

Ratio of earnings to fixed charges	3.2	3.6	3.8	4.2	5.0

*	Excludes equity investment income.